Exhibit 99.5

NOTICE OF CHANGE OF AUDITOR

TO:	BDO UK LLP

AND TO:	KPMG LLP

CC:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

TAKE NOTICE THAT Allied Gold Corporation (the “Company”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from BDO UK LLP (BDO”) to KPMG LLP (“KPMG”), effective March 26, 2024.

TAKE FURTHER NOTICE THAT:

1.	BDO, the former independent auditor of the Company, was terminated effective March 26, 2024, and the Company appointed KPMG in its place effective the same date.

2.	The termination of BDO and the appointment of KPMG in its place was recommended by the Audit Committee of the Board of Directors of the Company (the “Board”) and approved by the Board.

3.	No reports of BDO on any of the Company’s financial statements expressed a modified opinion.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.	The Company has requested BDO and KPMG to each furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 26th day of March, 2024.

ALLIED GOLD CORPORATION:

“Sofia Tsakos”
Name: Sofia Tsakos
Title: Chief Legal Officer and Corporate Secretary